Exhibit 14.1

CODE OF ETHICS

THE FIRST STATE BANK

APRIL 24, 1998

PURPOSE

The most valuable asset of The First State Bank is its reputation for integrity. This reputation is often determined by the conduct of its directors, officers and employees. Each must manage his personal and business affairs so as to avoid situations that might lead to a conflict or even a suspected conflict between his self-interest and his duty to First State, its customers, and its shareholders. This Code of Ethics provides guidance for the exercise of personal judgment in the avoidance of conflicts of interest and the appearance of such conflicts.

A Bank is an institution of public trust that is dependent upon public confidence. Inherent in the trust is the responsibility not only to preserve and safeguard public confidence but also to strengthen and renew such confidence. The reputation and soundness of a Bank are measured by its basic philosophical principles and practical implementation of those principles. It is to this end that this Code of Ethics is adopted by the Board of Directors and Senior Management of The First State Bank.

RULES RELATED TO THE CONDUCT OF BUSINESS

CONFIDENTIALITY: Due to the confidential nature of banking, the proper handling of the bank’s confidential information and the customer’s confidential information is critical to maintaining the Bank’s reputation as an institution of integrity and trust. Misuse of confidential information is considered a serious offense and will be subject to stern disciplinary action. Employees should remember that the confidences and information concerning our customers is for use only by the Bank and should never be considered available for personal use by the employee.

I.	GUIDELINES: The following specific rules should be considered as minimum guidelines and not as a complete set of rules in this matter:

A.	Customer Information: No employee of this Bank shall, except so far as it is necessary in the regular course of business, disclose to anyone within or outside the Bank, or use for his personal gain or benefit, any information obtained in the course of work which is of a confidential nature. Information regarding deposits, loans, credit information and other information possessed by the Bank which relates to the affairs of a customer, are to always be considered confidential and should never be revealed to anyone except with permission of the customer or as such information may be required by other banks or holding company’s personnel in the performance of their duties. Each employee is instructed to question any person whether senior to the employee or not when a request for information regarding a customer is made by another employee, unless the need for such information is obvious. When information regarding a customer is made by a third party, the employee must insure that the third party is authorized by the customer to receive the information or is empowered by law to receive such information. When an employee is uncertain of how to handle a request, the employee should consult a senior bank officer. Employees should be aware that specific Federal laws and regulations govern the use and misuse of credit information. Improper use of information regarding a customer may not only subject the employee to immediate dismissal but also to the penalties provided for in the Fair Credit Reporting Act.

B.	Internal Bank Business: No employee shall, except as required by the legitimate business requirements of the Bank, reveal information regarding the operation and management of the Bank. All employees are cautioned that specific Sate and Federal laws and regulation prohibit the discussion, dissemination, or publication with any party or person not entitled, any information regarding any aspects of the regulatory process, including examination and discussions with regulators concerning specific customers. Some forms of misuse of internal Bank information of this nature will not only result in immediate dismissal but may also subject the employee to criminal prosecution. Employees are urged to follow the simple rule that the affairs of the Bank are not to be discussed casually or with any outside person.

C.	Employee Personal Financial Information: The Board of Directors, through the management of the Bank, reserves the right to require employees, either on an individual basis or across the board, to submit information regarding personal financial affairs as a condition of further employment.

D.	Improper Appearance: Employees are cautioned to remember that not only must they avoid the misuse of confidential information, but they must avoid even the appearance of impropriety. Even if an employee’s knowledge of a particular matter was gained from sources unrelated to the Bank, the employee must insure that use of the knowledge is clearly attributable to non-bank sources.

II. CONFLICTS OF INTEREST:

General Policy: As is true in all business, the loyalty of the employee in business activities must be to the Bank. The private interests of the employee must never be in in conflict with the interest of the Bank. Employees must avoid mixing Bank business with any activities of their own. Customers should never feel that they must engage in any business activity with an employee in order to receive banking services. Employees must remember that customers may perceive implied pressure in this regard even though none was intended by the employee.

A.	Guidelines: Certain simple guidelines may serve to indicate the types of conflicts to be avoided.

B.	Sales and Solicitations: Employees must not engage in sales or solicitations with our customers in regard to any business other than that of the Bank unless such sales or solicitations have been approved by management in advance. Sales and solicitations include marketing any product or service for profit or non-profit purposes and the solicitation of money, goods or services for any purpose including individual, charitable, religious or business activities. Generally all solicitations and sales which are conducted by an employee on Bank premises, utilizing Bank facilities, and which involve contact with existing or former customers of the Bank are prohibited. Nothing in this section is designed to prevent an employee from engaging in an outside business activity or from working with charitable or religious organizations. Employees should, however, remember that Federal laws and regulations govern the receipt of anything of value from a Bank customer or potential Bank customer. Generally the receipt of any gift from a customer or potential customer might be defined as a bribe. Receipt of money for services of products sold in an outside business by an employee might also be defined as a bribe if the money received exceeds the value delivered and there is any anticipation of special consideration on the part of the customer or potential customer. Employees must report any business activities in which they engage in their spare time and maintain separation of these activities from their work with the Bank. Before accepting secondary business, permission from the employee’s senior management must be secured.

STATEMENT OF DISCLOSURE

The following Statement of Disclosure is requested of all Directors, Officers and Employees of The First State Bank. Accordingly, such persons are asked to complete this statement annually.

TO:        The President

I hereby acknowledge that I have received a copy of The First State Bank Code of Ethics adopted by the Board of Directors and Senior Management and I agree to abide by its provisions at all times. I agree to make a full and complete disclosure of any conflict of interest of a personal or family nature which I may have now or in the future and which is, to the best of my knowledge and belief, within the intent expressed by the said Code of Ethics.

I certify that, to the best of my knowledge and belief, I have no present conflict of interest within the intent of the referenced Code of Ethics other than the following:

Date:
If none, check here

Signature

Print Name Here

RETURN TO PERSONNEL DEPARTMENT

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